UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52078P102

(CUSIP Number)

Symphony Technology II GP, LLC
2475 Hanover St.
Palo Alto, California  94304
Telephone:  (650) 935-9500

with copies to:

David Miscia, Esq.
O’Melveny & Myers LLP
Two Embarcadero Center
28th Floor
San Francisco, CA 94111
Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52078P102

1.	Names of Reporting Persons Symphony Technology II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,751 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,751 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,751 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 52078P102

1.	Names of Reporting Persons Symphony Technology II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,751 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,751 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,751 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52078P102

1.	Names of Reporting Persons Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,035,202 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,035,202 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,035,202 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 52078P102

1.	Names of Reporting Persons Kathleen Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,884,451 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,884,451 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,884,451 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 52078P102

1.	Names of Reporting Persons Romesh and Kathleen Wadhwani Trust, Romesh Wadhwani and Kathleen Wadhwani, Trustees

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,884,451 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,884,451 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,884,451 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1)                                  150,751 shares are owned directly by Symphony Technology Group II-A, L.P. (“Symphony”).  Symphony Technology II GP, L.P. (“Symphony GP”) controls the voting and disposition of the reported securities through the account of Symphony, of which Symphony GP is the sole general partner.  Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, Symphony, Symphony GP and Dr. Wadhwani may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the reported securities held by Symphony, except to the extent of their pecuniary interest therein.

(2)                                  11,884,451 shares are owned directly by the Romesh and Kathleen Wadhwani Trust (the “Trust”).  2,500,000 of the shares owned by the Trust are subject to a prepaid forward contract and are pledged as collateral to secure the obligations of the Trust under such contract.  Dr. Wadhwani and his wife, Kathleen Wadhwani, are co-trustees of the Trust and share the authority and discretion to manage and conduct the affairs of the Trust.  By reason of this relationship, Dr. Wadhwani, Mrs. Wadhwani and the Trust may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Dr. Wadhwani and Mrs. Wadhwani disclaim beneficial ownership of the reported securities held by the Trust, except to the extent of their pecuniary interest therein.

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 11, 2008, Amendment No.1 thereto dated January 8, 2007, Amendment No. 2 thereto dated August 3, 2007, Amendment No.3 thereto dated November 2, 2007, Amendment No.4 thereto dated August 6, 2008 and Amendment No. 5 thereto dated August 12, 2008 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Schedule 13D and the Exhibits and Schedule attached to the Schedule 13D is expressly incorporated herein by reference and the response to each item of this Amendment No. 6 and the Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

“(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Symphony Technology II GP, LLC, a Delaware limited liability company (“Symphony GP”), (2) Symphony Technology II-A, L.P., a Delaware limited partnership (“Symphony”), (3) Dr. Romesh Wadhwani (“Dr. Wadhwani”), (4) Kathleen Wadhwani (“Mrs. Wadhwani”), and (5) The Romesh and Kathleen Wadhwani Trust (the “Trust”).  The Amended and Restated Joint Filing Agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.9 hereto.  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each member of Symphony GP (the “Managing Persons”).

(b) The business address of the Reporting Persons is c/o Symphony Technology Group, 2475 Hanover Street, Palo Alto, California, 94304.

(c) The principal business of Symphony is acting as a private investment fund engaged in purchasing, holding and selling investments for its own account.  The principal business of Symphony GP is acting as the sole general partner of Symphony. The Trust does not have a principal business.

Dr. Wadhwani’s principal occupation is serving as the Managing Partner of Symphony Technology Group, LLC.  Mrs. Wadhwani’s principal occupation is homemaker.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Symphony GP and Symphony is organized under the laws of the State of Delaware.  Dr. Wadhwani and Mrs. Wadhwani are United States citizens. The Trust is a California trust.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding the following paragraph to the end of such Item:

“In a series of pro-rata partnership distributions completed on October 30, 2008, Symphony transferred a total of 18,584,451 shares of Common Stock to the Trust, a limited partner of Symphony, for no consideration pursuant to the terms of Symphony’s partnership agreement.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following paragraph to the end of such Item:

“The distributions of the Trust Shares described in Item 3 above were effected for investment and financial planning purposes and were contemplated by the partnership agreement of Symphony.”

Item 5.	Interest in Securities of the Issuer

(a)  Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

“Symphony and Symphony GP may be deemed to beneficially own an aggregate of 150,751 shares of Common Stock (the “STG Shares”).  Dr. Wadhwani may be deemed to beneficially own an aggregate of 12,035,202 shares of Common Stock (the “Wadhwani Shares”), consisting of the STG Shares and 11,884,451 shares of Common Stock currently owned by the Trust (the “Trust Shares”). Mrs. Wadhwani and the Trust may be deemed to beneficially own the Trust Shares.

The Company has reported on its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008, that there were 162,845,115 shares of Common Stock issued and outstanding as of September 30, 2008.  The shares that may be deemed to be beneficially owned by Symphony and Symphony GP represent approximately 0.1% of the outstanding shares of Common Stock as of September 30, 2008.  The shares that may be deemed to be beneficially owned by Dr. Wadhwani represent approximately 7.4% of the outstanding shares of Common Stock as of September 30, 2008.  The shares that may be deemed beneficially owned by the Trust and Mrs. Wadhwani represent approximately 7.3% of the outstanding shares of Common Stock as of September 30, 2008.  The foregoing percentages were calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b)  Item 5(b) of the Schedule 13D is amended and restated in its entirety as follows:

“The STG Shares are owned directly by Symphony.  Symphony GP controls the voting and disposition of the STG Shares through the account on Symphony, of which Symphony GP is the sole general partner.  Dr. Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP. By reason of these relationships, Symphony, Symphony GP and Dr. Wadhwani may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the shares owned by Symphony.

The Trust Shares are owned directly by the Trust.  2,500,000 shares of Common Stock owned directly by the Trust are held by Lehman Brothers as collateral to secure the obligations of the Trust under the Forward Sale

Agreement (the “Pledged Shares”).  The Trust retains voting rights with respect to the Pledged Shares.  Dr. Wadhwani and Mrs. Wadhwani are co-trustees of the Trust and share the authority and discretion to manage and conduct the affairs of the Trust. By reason of these relationships, Dr. Wadhwani, Mrs. Wadhwani, and the Trust may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the shares owned by the Trust.

Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the Shares held directly by Symphony and Dr. Wadhwani except to the extent of their pecuniary interest therein and Mrs. Wadhwani  disclaim beneficial ownership of the Shares held directly by the Trust except to the extent to their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.”

(c)  Item 5(c) of the Schedule 13D is amended by adding the following to the end of such Item:

“On October 30, 2008, Symphony transferred a total of 9,384,451 shares to the Trust, a limited partner of Symphony, pursuant to the terms of its partnership agreement in a private transaction for no consideration.”

(e)                                  Item 5(e) of the Schedule 13D is amended by adding the following to then end of such Item:

“Symphony and Symphony GP ceased to be the beneficial owner of more than 5% of the Common Stock on October 30, 2008.”

Item 7.	Material to be Filed as Exhibits
99.9

Amended and Restated Joint Filing Agreement, dated November 5, 2008, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P., Dr. Romesh Wadhwani, Kathleen Wadhwani and The Romesh and Kathleen Wadhwani Trust

99.10	Power of Attorney granted by Kathleen Wadhwani
99.11	Power of Attorney granted by The Romesh and Kathleen Wadhwani Trust

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2008
SYMPHONY TECHNOLOGY II GP, LLC

	By:	/s/ Brad MacMillin
Name: Brad MacMillin
Title: Authorized Person*

SYMPHONY TECHNOLOGY II A, L.P.
By Symphony Technology II GP, LLC, its general partner

	By:	/s/ Brad MacMillin
Name: Brad MacMillin
Title: Authorized Person*

ROMESH WADHWANI

	By:	/s/ Brad MacMillin
Name: Brad MacMillin
Title: Authorized Person*

KATHLEEN WADHWANI

	By:	/s/ Brad MacMillin
Name: Brad MacMillin
Title: Authorized Person#

ROMESH AND KATHLEEN WADHWANI FAMILY TRUST

	By:	/s/ Brad MacMillin
Name: Brad MacMillin
Title: Authorized Person#

* The Powers of Attorney are incorporated by reference to exhibits to the Schedule 13D/A with respect to Chordiant Software Inc. filed by such reporting persons on June 12, 2008

# See attached Powers of Attorney

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the managing members of Symphony Technology II GP, LLC are set forth below. If no address is given, the managing member’s principal business address is 2475 Hanover Street, Palo Alto, California 94304. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Symphony Technology Group, LLC.

Name and Business Address	Principal Occupation	Citizenship

Romesh Wadhwani	Managing Partner and CEO	United States

William Chisholm	Managing Director	United States

INDEX TO EXHIBITS

Exhibit Number	Document

99.9

Amended and Restated Joint Filing Agreement, dated November 5, 2008, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P., Dr. Romesh Wadhwani, Kathleen Wadhwani and The Romesh and Kathleen Wadhwani Trust

99.10	Power of Attorney granted by Kathleen Wadhwani

99.11	Power of Attorney granted by The Romesh and Kathleen Wadhwani Trust